

Mail Stop 4561

January 23, 2009

Dennis J. Zember, Jr.
Executive Vice President and Chief Financial Officer
Ameris Bancorp
24 Second Ave., SE
Moultrie, Georgia 31768

> **Re:** **Ameris Bancorp**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **File No. 1-13901**

Dear Mr. Zember:

We have reviewed your response letter dated December 24, 2008 and have the following additional comment. Please revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Note 2, Investment Securities, page 8

1. We note that your total unrealized losses were $2.5 million as of September 31, 2008 compared to $985,000 as of December 31, 2007. Of this $1.5 million increase in unrealized losses, $671,000 was due to increased unrealized losses on corporate debt securities during this period. We also note your statement that for the small portion of your investment portfolio that has been found to present credit risk, you have reviewed the investments and financial performance of the obligors and believed the credit risk to be acceptable. In future filings, beginning with your 2008 Form 10-K, pleases discuss in greater detail the following in your Management's Discussion and Analysis section:

- The specific nature and dollar amount of the securities in your investment portfolio that present credit risk which could trigger the recognition of an other-than-temporary impairment charge;

- In light of the current deterioration in the financial markets, specific consideration given to the increase in unrealized losses on corporate debt securities in determining that these were not other-than-temporarily impaired;

- The analysis and methodology you use in your annual and interim period reviews to determine that there were no other-than-temporary impairments in you investment portfolio;

- The Company's ability and intent to hold the investments until maturity or recovery of the temporary unrealized loss.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edwin Adames at 202-551-3447 or me at 202-551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief

By FAX: 229-890-2235